RED OAK PARTNERS, LLC

304 Park Avenue South, 11th Floor | New York, New York 10010

 Telephone (212) 614-8952 | Facsimile (646) 390-6784

VIA FAX AND COURIER

May 9, 2013

Attn: Jeff Eberwein, Chairman

Digirad Corporation

13950 Stowe Drive

Poway, California 92064

Re:

notice of infractions of 14a-9 committed by Digirad

Dear Mr. Eberwein:

We have recently received a communication from the inspector of election showing that the company attempted to vote its treasury shares (held in an outside brokerage account) in favor of the company slate, a move which was properly rejected by the inspector of election. Red Oak also knows that the broker in question reported the treasury shares to Broadridge as votes in favor of the company slate, which distorted the preliminary information made available by Broadridge.  Red Oak and its advisors questioned the Broadridge reports as early as April 8, 2013 via email communication to the Company’s advisors because the Broadridge reports appeared to reflect a total number of shares voting which exceeded the number outstanding.  On April 8, 2013 the company admitted the inclusion of treasury shares.  When Red Oak and its advisors asked for the name of the custodian where these treasury shares were held (so that these shares could be tracked), Digirad’s proxy advisors - via email communication sent on April 26, 2013 - informed Red Oak’s advisors that “You are restricted to working with the information provided on the lists, so we will not be able to provide that to you.” Digirad and its advisors knew that they were voting these treasury shares because they included them as votes on a ballot submitted at the annual meeting – a ballot signed by an authorized signatory of Digirad, we believe likely to be either you as Chairman or the Corporate Secretary (who is also the CFO).  It is not an automated process.

Red Oak has also been advised by several significant and several smaller shareholders that prior to the May 3 meeting date and prior to votes being finalized, the Company’s proxy advisor, John Grau at Investorcom, provided them with explicit voting information about the preliminary results of the election, including how many shares had been voted for each side to-date and how specific shareholders had voted (and the number of shares they had voted).  Red Oak was also advised that you (as Digirad’s Chairman) had personally made direct statements to stockholders that the Company “already had over 50% of the vote,” “had the vote won,” “it’s a landslide,” and “it’s not even close.”  We believe this is a violation of Rule 14a-9 regarding predictions about the results of an election, noting that it can have the effect of swaying votes.  In these instances these comments were made coincident with efforts by the Company’s advisor and by you to gain votes from shareholders who informed Red Oak about these attempts.  These shareholders are willing to speak on this.

We believe that you and Digirad’s proxy advisor were aware that you were not permitted to conduct such communications about non-finalized results, noting that on Monday, April 29, 2013, the Company’s CFO Jeffry Keyes emailed Red Oak alleging that “representatives of Red Oak have been making statements to certain institutional investors to the effect that the election is close between Digirad’s nominees and Red Oak’s nominees.  In addition to being contradictory to the current vote results and false and misleading, these statements constitute predictions regarding the results of the solicitation, in clear violation of Rule 14a-9.  Red Oak should refrain from these or similar statements to the stockholders for the duration of the solicitation.”  Mr. Keyes cc’d you personally, thus it seems very likely you were aware that such forms of communication are a violation of 14a-9.  Red Oak responded to Mr. Keyes email and cc’d you personally on that same day, stating “Red Oak has not told anyone about the vote counts yet, as they are prelim (we agree with you).”  In that same email we informed Mr. Keyes and yourself that we had been informed by several shareholders that you were committing these Rule 14a-9 infractions, and we asked you to stop.  Despite our request, later on that same day we received a call from yet another institutional shareholder who informed us that you had just called them and informed them of the voting results as part of a solicitation effort to gain their voting support (they voted for Red Oak).  At 7:03pm on that same day (April 29, 2013), we again emailed Jeffry Keyes and yourself about this and provided you with the name of the institution which had just called us.

Red Oak believes, especially after seeing the inspector of election report, that the company knew or should have known that such statements were materially inaccurate and misleading when made and were likely to influence the votes or efforts of the persons to whom they were made. Because the company was improperly predicting the outcome of the election and including in its vote tally treasury shares it knew it was not entitled to vote, it seems hard to believe such inaccurate statements were made in good faith, noting that such predictions ought not have been made in any instance.

The voting polls have been closed and it appears that incumbents won by a small margin - 40% to 34%.  Thus it was a close vote, and not the landslide which we have heard that the Company’s advisor and you informed numerous holders about as part of your efforts to sway votes.  Based on the parties who communicated the misleading statements to Red Oak and available information about how certain holders were leaning, Red Oak believes the results of the vote could have been different if the communications in question had not been made or if there had been accurate disclosure.

We believe that a fair election has not been held and that you should re-open the election, and we await your response.  We are also reviewing our right to challenge the fairness of the election in state court and seek to compel an entirely new meeting.

Lastly, we would like to point out that by improperly voting Digirad’s treasury stock, preliminary voting results were artificially inflated in favor of Digirad.  Such inflated preliminary results were then improperly disclosed as part of solicitation efforts by you and by your solicitor, Investorcom, in what ended up being a closer vote and not at all what you and Investorcom represented to at least several shareholders.  Then, the Company intentionally reported poor earnings results one day after the annual meeting.  Insiders knew about these results in advance of the annual meeting and had to have known they were poor and would not be viewed favorably by shareholders voting in advance of an important and what was in actuality a closely contested election.  Digirad’s share price has immediately declined upon the release of these continued poor results under yours and the Board’s leadership.  We believe that materially more transparency should have been provided given you had the information and it was relevant, and that in combination with the improper voting of treasury stock and the improper reporting of preliminary results as part of solicitation efforts, much of this appears questionable.  We would appreciate a response regarding how you believe you have been transparent with shareholders about important information and about how you have overseen fair processes.

Very truly yours,

Red Oak Partners, LLC

By:

______________________

David Sandberg

Managing Member